Exhibit 99.1

Execution Version

SECOND AMENDED AND RESTATED SHAREHOLDER AGREEMENT

This Second Amended and Restated Shareholder Agreement (this “Agreement”), dated March 5, 2008 (the “Effective Date”), is entered into by and between GenCorp Inc., an Ohio corporation (the “Company”), and Steel Partners II, L.P., a Delaware limited partnership (“Steel”), for itself and its Affiliates (as defined below) (collectively, “Shareholder”).

RECITALS

A.           The Company and Shareholder are parties to that certain Amended and Restated Shareholder Agreement, dated February 16, 2007 (the “Original Agreement”), which provided for, among other things, Shareholder to have certain observer rights with respect to meetings of the Company’s Board of Directors.

B.           Shareholder has sought through a proxy contest representation on the Board (as defined below), and Shareholder and the Company have determined that it is in the best interests of all shareholders of the Company to come to an amicable agreement with respect to such matters.

C.           The Company and Shareholder desire to amend and restate the Original Agreement to, among other things, provide for certain agreements with respect to the composition of the Board.

D.           As of the date of this Agreement, Shareholder Beneficially Owns 8,034,059 shares (the “Owned Shares”) of Common Stock, par value $0.10 per share, of the Company (the “Common Shares”).

NOW, THEREFORE, in consideration of the covenants herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Shareholder hereby agree as follows:

SECTION 1.  DEFINITIONS

1.1           Certain Definitions.  In addition to any other terms defined in this Agreement, for purposes of this Agreement, the following terms have the following meanings when used herein with the initial capital letters:

(a)           “Affiliate” has the meaning ascribed thereto in Rule 12b-2 under the Exchange Act.

(b)           “Beneficial Owner” and “Beneficially Own” are defined in accordance with the term “beneficial ownership” as defined in Rule 13d-3 under the Exchange Act, and a Person will also be deemed to be the Beneficial Owner of, and to Beneficially Own, Common Shares that such Person or any Affiliate of such Person has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants, options or otherwise.

(c)           “Board” means the Board of Directors of the Company, or the directors serving thereon in their capacity as such.

(d)           “Continuing Directors” means all directors of the Company currently serving in such capacity as of March 1, 2008 other than Terry L. Hall, Charles F. Bolden Jr., James J. Didion and James M. Osterhoff.

(e)           “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(f)           “Holding Period” means the period beginning on the date of this Agreement and ending on February 16, 2010; provided, however, that the Holding Period shall automatically terminate upon the occurrence of a Standstill Exception Event (as defined below).

(g)           “Holding Period Meeting” means any meeting of the shareholders of the Company at which directors are to be elected that is held during the Holding Period.

(h)           “New CEO” means that person appointed by the Board to serve as the permanent Chief Executive Officer and President of the Company in accordance with Section 2.5.

(i)           “Person” has the meaning given to such term in Section 3(a)(9) of the Exchange Act, as supplemented by the rules and regulations thereunder.

(j)           “Standstill Exception Event” means the first time at which (i) a person shall be appointed the New CEO who was not either recommended to the Board as a candidate for appointment by the Search Committee or otherwise approved in writing for such appointment by Shareholder, or (ii) a New CEO has not been appointed by the Board prior to the New CEO Appointment Deadline.

(k)           “2008 Annual Meeting” means the annual meeting of the Company's shareholders to be held during the 2008 calendar year.

(l)           “2009 Annual Meeting” means the annual meeting of the Company's shareholders to be held during the 2009 calendar year.

(m)           “2010 Annual Meeting” means the annual meeting of the Company's shareholders to be held during the 2010 calendar year.

SECTION 2.  DIRECTORS; GOVERNANCE; VOTING

2.1           Resignation of Terry L. Hall; Appointment of Interim CEO.

(a)           Resignation of Terry L. Hall.  On the Effective Date, the Board shall procure the resignation of Terry L. Hall as the Chief Executive Officer and President of the Company and as a director of the Company and as an officer and director of the subsidiaries of the Company.

(b)           Appointment of Interim CEO.  On the Effective Date, the Board shall take all necessary action to appoint J. Scott Neish, currently Vice President and President, Aerojet-General Corporation, as Interim Chief Executive Officer and Interim President upon the resignation of Terry L. Hall until the positions can be filled on a permanent basis by the New CEO selected in the manner provided in this Agreement.  As a condition to such appointment, J. Scott Neish shall acknowledge that the removal from the positions of Interim Chief Executive Officer and Interim President in and of itself shall not give rise to the deemed occurrence of Constructive Termination as defined in his Severance Agreement (as defined below) with the Company.

2.2           Increase in Size of the Board; Appointments to the Board.  As of the Effective Date, the Board shall increase the size of the Board by two (2) additional directors (to a total of eleven (11) directors) and immediately thereafter shall appoint Warren G. Lichtenstein, James R. Henderson and Martin Turchin (collectively, the “New Directors”) to the Board to fill the vacancies created by the resignation of Terry L. Hall as a director and such increase, with terms of the New Directors from this appointment to expire at the 2008 Annual Meeting.  Except as contemplated by Section 2.3(b), the size of the Board shall be fixed at a maximum of eleven (11) directors until the 2008 Annual Meeting.

2.3           Board Composition for 2008-2009 Annual Meetings.

(a)           2008 Annual Meeting.  The Company shall cause to be nominated for election to the Board at the 2008 Annual Meeting the Continuing Directors and the New Directors and shall recommend the election and solicit proxies for the election of all such nominees at the 2008 Annual Meeting.  Prior to the 2008 Annual Meeting, the Board will take the appropriate action to decrease the size of the Board to eight (8) directors effective as of the date of the 2008 Annual Meeting.  Except as contemplated Section 2.3(b), the size of the Board shall be fixed at a maximum of eight (8) directors until the end of the Holding Period.  The limitations regarding the size of the Board and the nominations for election at the 2008 Annual Meeting set forth in this Section 2.3(a) shall be subject to the increase in the size of the Board and appointment (and the subsequent nomination) of the New CEO as contemplated by Section 2.3(b).  The Company shall provide Shareholder with an opportunity to review and comment on the portions of all proxy materials to be filed by the Company in connection with the 2008 Annual Meeting from and after the date hereof containing statements relating to Shareholder, the New Directors and this Agreement.  Shareholder agrees to review such materials promptly.

(b)           Appointment of New CEO.  Upon the appointment of the New CEO, the Board shall increase the size of the Board by one (1) additional director (to a total of nine (9) directors for periods at or following the 2008 Annual Meeting) and immediately thereafter the Company (including the Board) shall take all actions required to appoint the New CEO to the Board to fill the vacancy created by such increase, with the term of the New CEO as a director from this appointment to expire at the then next annual meeting of the Company's shareholders, and thereafter to nominate the New CEO as a director as provided herein.

(c)           2009 Annual Meeting.  The Company shall cause to be nominated for election to the Board at the 2009 Annual Meeting the Continuing Directors, the New Directors and, if applicable, the New CEO and shall recommend the election and solicit proxies for the election of all such nominees at the 2009 Annual Meeting.  The Company shall provide Shareholder with an opportunity to review and comment on the portions of all proxy materials to be filed by the Company in connection with the 2009 Annual Meeting containing statements relating to Shareholder, the New Directors and this Agreement.  This Section 2.3(c) shall terminate and be of no further force and effect upon the occurrence of a Standstill Exception Event.

(d)           Replacement of Continuing Directors.  If any of the Continuing Directors resigns, retires, dies or otherwise ceases to serve (or informs the Company that he or she shall cease as of a future date to serve) as a director of the Company during the Holding Period, the Board and/or Corporate Governance & Nominating Committee (in each case with the New Directors abstaining) shall select a nominee who is deemed qualified in their reasonable business judgment to be appointed or elected to fill the vacancy resulting therefrom, and the Company (including the Board) and Shareholder shall take all actions required to cause such nominee to be appointed or elected to the Board as promptly as practicable upon the time at which such Continuing Director ceases to serve as a director for the unexpired term of the Continuing Director whose place will be vacant.  Any nominee selected as provided in this Section 2.3(d) shall be considered a Continuing Director upon such appointment or election.

(e)           Replacement of New Directors.  If any of the New Directors resigns, retires, dies or otherwise ceases to serve (or informs the Company that he or she shall cease as of a future date to serve) as a director of the Company during the Holding Period, the remaining New Directors shall select a nominee to be appointed or elected to fill the vacancy resulting therefrom who is deemed qualified in the reasonable business judgment of the Corporate Governance & Nominating Committee (with the New Directors abstaining), and the Company (including the Board) and Shareholder shall take all actions required to cause such nominee to be appointed or elected to the Board as promptly as practicable upon the time at which such New Director ceases to serve as a director for the unexpired term of the New Director whose place will be vacant.  Any nominee selected as provided in this Section 2.3(e) shall be considered a New Director upon such appointment or election.

(f)           Committees.  During the Holding Period, subject to applicable laws, rules and regulations (including any requirements under the Exchange Act or the rules of the New York Stock Exchange or any other applicable securities exchange or automated inter-dealer quotation system on which the Common Shares are then listed or quoted), the Company (including the Board) shall take all actions required to cause each active committee of the Board to consist of at least one (1) New Director.  Immediately following the appointment of the New Directors, the Board shall cause to be appointed Martin Turchin to the Audit Committee of the Board, James R. Henderson to the Corporate Governance & Nominating Committee of the Board, Warren G. Lichtenstein to the Organization & Compensation Committee of the Board, Warren G. Lichtenstein to the Finance Committee of the Board, and those New Directors named in Section 2.5 to the Search Committee (as defined below). Shareholder represents and warrants that the named New Directors satisfy the requirements under applicable laws, rules and regulations for serving on such committee.

(g)           Significant Shareholder.  This Section 2.3 shall automatically terminate and be of no further force and effect if at any time from and after the date hereof Shareholder Beneficially Owns Common Shares equal to less than 3.0% of the total Common Shares currently outstanding (determined without giving effect to any dilution resulting from the exercise or conversion of any securities exerciseable for or convertible into Common Shares).

2.4           Termination of Proxy Contest.  Without limiting the generality of Section 3, immediately following the execution and delivery hereof, Shareholder shall withdraw its nominations of directors at the 2008 Annual Meeting and terminate its proxy contest with respect to the election of directors at the 2008 Annual Meeting.

2.5           Selection of New CEO.  Promptly following the execution and delivery hereof and the appointment of the New Directors, the Company agrees to take such steps as are necessary to establish or designate a committee of the Board comprised of three (3) directors (the “Search Committee”) to commence a search for a new permanent Chief Executive Officer and President and to cause the Search Committee to be comprised of Warren G. Lichtenstein, Martin Turchin and one director chosen by the Continuing Directors.  The Chairman of the Search Committee shall initially be Warren G. Lichtenstein and thereafter shall be such other member of the Search Committee as the Search Committee shall determine from time to time. The Search Committee shall not be a standing committee of the Board.  Promptly following the formation thereof, the Search Committee will retain a nationally-recognized search firm that is acceptable to each of a majority of the New Directors and a majority of the Continuing Directors which firm will conduct a broad search to fill the position; provided, however, that neither J. Scott Neish nor James Henderson will be a candidate for the position during the first ninety (90) days of the search.  The Search Committee shall make recommendations to the Board and shall use commercially reasonable efforts to cause the New CEO to be appointed by the six month anniversary of the date hereof (the “New CEO Appointment Deadline”).  Upon the selection of a New CEO selected based on the recommendation by the Search Committee and approved by the Board, the size of the Board shall be increased by one (1) director and the New CEO shall be appointed to the Board as provided in Section 2.3(b).

2.6           Nonpublic Information.  Shareholder (1) acknowledges that the U.S. securities laws prohibit any person who has access to material nonpublic information from trading while in possession of such information or providing that information to others in certain circumstances, and agrees to comply with these requirements, and (2) will maintain in strict confidence all nonpublic information it receives whether by virtue of this Section 2 or otherwise; provided, however, that nothing in this clause (2) will prohibit Shareholder from disclosing any such information to its attorneys, accountants or financial or other advisors in connection with its assessment of its investment in the Company.  Shareholder will cause all such Persons to maintain the confidentiality of information as if they were direct parties hereto and be responsible for any failure by any such Person to do so.

2.7           Voting.  At any Holding Period Meeting (including at the 2008 Annual Meeting and the 2009 Annual Meeting, but not the 2010 Annual Meeting), Shareholder shall take such action as may be required so that all Common Shares Beneficially Owned by Shareholder as of the record date for such meeting are voted for the election of the slate of nominees for election to the Board contemplated by Section 2.3, and Shareholder shall not revoke any such votes or fail to publicly support such nominees in any manner.  On all other matters, Shareholder may vote in its sole discretion as it determines.

2.8           Osterhoff Consultancy.  The Company may engage James M. Osterhoff as a consultant to the Company for the purpose of advising the Audit Committee for a term of up to three (3) months from the date of the 2008 Annual Meeting (or such longer term as the Audit Committee determines is necessary for the conduct of its functions without undue interruption).

2.9           Quorum.  A representative or representatives of Shareholder will be present, in person or by proxy, at any meeting of shareholders of the Company during the Holding Period so that all Common Shares Beneficially Owned by Shareholder may be counted for the purpose of determining the existence of a quorum at such meeting.

2.10                      Benefit Arrangements.  Each of the Company and Shareholder hereby acknowledges and agrees that the actions contemplated hereby shall constitute a “change of control” pursuant to each of the executive compensation arrangements and employee benefit plans with, or covering, its officers, including the change in control severance agreements, dated on or about August 10, 2006, between the Company and certain of its officers (the “Severance Agreements”), and other similar agreements providing for benefits (including, but not limited to, acceleration of vesting of equity grants) upon a “change in control” or upon a termination following a “change of control” or other similar events.  Each of the Company and Shareholder acknowledges that the resignation of Terry L. Hall as provided in Section 2.1 shall constitute a termination of Mr. Hall without cause following a change in control, and that the Company shall be required to pay the benefits contemplated under the Severance Agreement with Mr. Hall.  To the knowledge of the Board and the Company’s

General Counsel, as of the date hereof, none of the Company’s officers (other than Terry L. Hall) is entitled to payment of severance benefits under the Severance Agreements solely as a result of the Company’s entering into or performing this Agreement.  Such officers shall expressly be deemed third party beneficiaries of this Section 2.10.  The entitlement of members of the Board to compensation and benefits shall be governed by the terms of the applicable plans, programs and/or agreements as in effect on the date hereof or as amended from time to time in accordance with such plans, programs or agreements.

SECTION 3.  AGREEMENTS REGARDING VOTING AND SECURITIES

During the Holding Period, other than in connection with the 2010 Annual Meeting:

3.1           Proxy Solicitations.  Subject to Section 3.4, Shareholder shall not (and shall not encourage or assist any other Person to), directly or indirectly, solicit proxies or initiate, propose or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) in any “election contest” with respect to the Company’s directors (regardless of whether it involves the election or removal of directors of the Company).

3.2           Group Participation.  Subject to Section 3.4, Shareholder shall not (and shall not assist or encourage any other Person to) form, join or in any way participate in a group (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any securities of the Company with respect to any matter covered in Section 3.1 hereof.

3.3           Shareholder Meetings.  Subject to Section 3.4, Shareholder shall not, directly or indirectly, (or assist or encourage any other Person to,) call or seek to call any special meeting of the Shareholders of the Company for the purpose of the election or of the removal of directors of the Company.

3.4           Permitted Activity.  Nothing contained in this Agreement shall limit Shareholder from taking any of the actions otherwise prohibited in Section 3.1 of this Agreement in connection with any meeting of shareholders of the Company, other than the election of directors at a Holding Period Meeting, including, without limitation, submitting business proposals, requesting a shareholder list and related information, or taking any other action related to the solicitation of proxies or written consents or making any public filings or announcements in furtherance thereof.  For the avoidance of doubt, nothing in this Agreement prohibits Shareholder from nominating prior to the end of the Holding Period directors to be voted on at a shareholders meeting of the Company that is to be held after the expiration of the Holding Period.  The Company agrees that the 2010 Annual Meeting will be held no earlier than end of the Holding Period.

3.5           Other Requirements.  For the avoidance of doubt, the covenants in this Agreement, including without limitation this Section 3, are not intended to be and will not be interpreted as being an approval by the Board of any acquisition of stock by Steel Partners or its Affiliates for purposes of any provision of Ohio law.

SECTION 4.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Shareholder as follows:

4.1           Corporate Existence of, and Due Authorization and Execution by, the Company.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio, with full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.  This Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action of the Company.  This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

4.2           No Conflicts.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not conflict with, or result in any violation of or default under, any provision of the Amended Articles of Incorporation or Amended Code of Regulations of the Company.

SECTION 5.  REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

Shareholder represents and warrants to the Company as follows:

5.1           Existence of, and Due Authorization and Execution by, Shareholder.  Shareholder is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware, with full power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.  This Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action of Shareholder.  This Agreement has been duly executed and delivered by Shareholder and constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

5.2           No Conflicts.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not conflict with, or result in any violation of or default under, any provision of any partnership agreement or other constituent documents of Shareholder or of any agreement or instrument binding upon Shareholder.

5.3           Beneficial Ownership of Common Shares.  As of the date of this Agreement, (a) Shareholder Beneficially Owns the Owned Shares and no other securities of the Company, and (b) to the actual knowledge of Shareholder, no Affiliate of Shareholder Beneficially Owns any securities of the Company other than the Owned Shares.

5.4           New Directors.  Each of the New Directors has signed an agreement consenting to being named as a nominee in the Company’s proxy statement and agreeing to serve as a director upon election or appointment to the Board and all information set forth in Shareholder’s preliminary proxy statement regarding the qualifications of each of the New Directors is true and complete in all material respects as of the date hereof.

SECTION 6.  MISCELLANEOUS

6.1           Specific Enforcement.  The parties acknowledge that the Company would be irreparably damaged in the event any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached.  It is accordingly agreed that the Company will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce this Agreement and the terms and provisions thereof in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction, in addition to any other remedy to which the Company may be entitled, at law or in equity.

6.2           Modification; Waiver.  (a) This Agreement may be modified in any manner and at any time by written instrument executed by the parties and (b) any of the terms, covenants and conditions of this Agreement may be waived at any time by the party entitled to the benefit of such term, covenant or condition.

6.3           Notices.  All notices, requests, demands, claims, and other communications hereunder will be in writing and will be delivered by electronic mail or facsimile transmission:

(a)           if to the Company, to:

GenCorp Inc.
Highway 50 and Aerojet Road
Rancho Cordova, California 95670
Facsimile:  (916) 351-8665
Attention:  Mark A. Whitney, Senior Vice President, General Counsel and Secretary
Email:  mark.whitney@gencorp.com

with a copy to:

Kirkland & Ellis LLP
153 East 53rd Street
New York, NY 10022-4675
Facsimile:  (212) 446-4900
Attention:  Stephen Fraidin, Esq.
Email:  sfraidin@kirkland.com

(b)           if to Shareholder, to:

Steel Partners II, L.P.
590 Madison Avenue
32nd Floor
New York, New York 10022
Facsimile:  (212) 520-2321
Attention:  Warren G. Lichtenstein
Email: warren@steelpartners.com

with a copy to:

Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
Facsimile:  (212) 451-2222
Attention:  Steven Wolosky, Esq.
Email:  swolosky@olshanlaw.com

or, in each case, at such other address or to such other Person as may be specified in writing delivered in like manner to the other party.

6.4           Parties in Interest; Assignment.  Except as contemplated by Section 2.10 of this Agreement, this Agreement and all the provisions hereof are binding upon and will inure to the benefit of the parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests and obligations hereunder may be assigned or delegated by either party without the prior written consent of the other party.  Except as contemplated by Section 2.10 of this Agreement, nothing in this Agreement, whether expressed or implied, may be construed to give any Person other than the parties any legal or equitable right, remedy or claim under or in respect of this Agreement.

6.5           Counterparts.  This Agreement may be executed in one or more counterparts, all of which will constitute one and the same instrument.

6.6           Headings; References.  The section headings of this Agreement are for convenience of reference only and will not be deemed to alter or affect the meaning or interpretation of any provisions hereof.  Unless otherwise specified, references to “Sections” are to Sections of this Agreement.

6.7           Governing Law, Etc.  This Agreement is governed by and construed in accordance with the internal laws of the State of New York applicable to contracts made and to be performed therein, without regard to the conflict of laws principles.  Each party submits to exclusive jurisdiction and venue of federal or state courts in New York, New York and agrees not to institute litigation in any other forums in respect of the interpretation or enforcement of this Agreement (except for proceedings to obtain enforcement of an order of a New York, New York federal or state court).

6.8           Severability.  If one or more of the provisions of this Agreement are held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions of this Agreement will remain in full force and effect.

6.9           Press Releases.  The parties shall jointly announce the execution of this Agreement by issuance of the press release attached hereto as Annex A, which shall be issued prior to 9:00 a.m. (New York time) on the first business day following the execution and delivery hereof, and which press release shall be filed by the Company as an exhibit to a Current Report on Form 8-K and by Shareholder as an exhibit to an amendment to its Schedule 13D.  Other than with respect to the press release contemplated by the immediately preceding sentence, during the Holding Period, Shareholder shall not issue or cause the publication of any press release or other public announcement with respect to this Agreement without the prior written consent of the Company; provided, however, that Shareholder may file an amendment to its Schedule 13D or other filing required by applicable securities law or the rules of any stock exchange disclosing the terms of this Agreement and including the Agreement as an exhibit thereto without the prior written consent of the Company.

6.10                      Survival.  The provisions of Section 2.6 and Section 2.10 and this Article VI will survive the termination of this Agreement and/or the expiration of the Holding Period.

6.11                      Expenses.  The Company will reimburse Shareholder for up to $350,000 in the aggregate of its reasonable out-of-pocket fees and expenses incurred through the date of the execution and delivery of this Agreement in connection with its activities relating to the potential proxy contest with respect to the Company promptly following presentation thereof to the Company.

6.12                      Original Agreement.  The Original Agreement (and including the Shareholder Agreement, dated February 15, 2005, by and between the Company and Shareholder, which was superseded and replaced by the Original Agreement) is null and void and superseded and replaced in its entirety by this Agreement.

{Signatures on following page}

IN WITNESS WHEREOF, each party has caused its respective duly authorized representative to execute this Second Amended and Restated Shareholder Agreement as of the date first above written.

GENCORP INC.

By:

Its:

STEEL PARTNERS II, L.P.

By: Steel Partners II GP LLC
Its: General Partner

By:
Warren G. Lichtenstein, Managing Member